UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May, 2009

Commissi

on File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ)
no. 04.032.433/0001-80
Corporate Registry ID (NIRE) 33300275410
Publicly-Held Company

EXTRACT OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON MAY 05, 2009 AT 10:30 AM

As the Secretary of the Board of Directors Meeting, held on this date, I hereby CERTIFY that items (1) Election of the Chairman of the Board of Directors; (2) Election of the Board of Executive Officers; and (3) Independent Auditors for 2009, from the Minutes of the Board of Directors Meeting of Contax Participações S/A (“Company”), have the following wording:

“As to item 1 of the Agenda, consequent to the General Shareholders’ Meeting held on April 7, 2009, in which the new members of the Board of Directors were elected to hold office till the General Shareholders’ Meeting of 2012, the Board members unanimously decided to nominate Mr. FERNANDO ANTONIO PIMENTEL MELO as the Chairman of the Board. Moving on to item 2, the Board of Directors decided to maintain unaltered and therefore approved the re-election of the Company’s Statutory Executive Officers. Hence, the Company’s Statutory Executive Office will be composed by: (i) as the Company’s Chief Executive Officer, Mr. FRANCIS JAMES LEAHY MEANEY, Irish, single, Business Manager, holder of the passport nº W131505, holder of the ID card RNE V218988-N, with Individual Tax Registration (CPF/MF) nº 054.404.117 -80; (ii) as the Company’s Chief Financial Officer, Mr. MICHEL NEVES SARKIS, Brazilian, married, Business Manager, holder of the ID card nº 696198-ES, issued by SSP/ES, with Individual Tax Registration (CPF/MF) nº 950.392.367 -00; (iii) as Officer without specific position Mrs. ROSANGELA MARIA DE OLIVEIRA LUTTI, Brazilian, single, Social Worker, holder of the ID card nº 6400285-8, issued by SSP-SP, with Individual Tax Registration (CPF/MF) nº 760.336.518 -04; and (iv) as Officer without specific position Mr. JOSÉ LUIZ CARDOSO ALBANO, Brazilian, married, Business Manager, holder of the ID card nº 04647312-0, issued by IFP-RJ, with Individual Tax Registration (CPF/MF) nº 708.737.207 -68, all of them resident and domiciled in the city and State of Rio de Janeiro, at Rua do Passeio, 42, 12º andar, Centro. The Company’s Investor Relations Officer position with the ruling bodies of the capital market, in compliance with the disposition of CVM Instruction nº 202/93 and its subsequent amendments, will be cumulatively performed by the elected CFO, Mr. MICHEL NEVES SARKIS, duly qualified. The elected Officers (a) will have a (3) three year mandate, until the first Meeting of the Board of Directors after the General Shareholder’s Meeting of 2012, and (b) signed their respective Instruments of Investiture in the present date, and declared, under the penalties established by law, that they are legally entitled to exercise the function and are not involved in any crimes that prevent them, by any means, from exercising their duties as directors, in compliance with CVM Instruction nº 367 of May 29, 2002. In regards to Item 3, it was again ratified the proposed employment of an external auditor for the 2009’s exercise, following the Board of Directors Meeting held on February 17, 2009, approving the appointment of Deloitte Touche Tohmatsu Auditores Independentes as the independent auditor of Contax Participações, its subsidiaries TNL Contax S/A and Todo Bpo e Soluções em Tecnologia S/A, and its parent company CTX Participações S/A, including the drawing up of ITRs (Quarterly Information) and DFPs (Standardized Financial Statements) for filing with the CVM – Comissão de Valores Mobiliários and for drawing up the financial statements in US GAAP for filing with the SEC – United States Securities and Exchange Commission. It was noted that the cost of such employment will be distributed amongst the Company, its subsidiaries and its parent company, as detailed in the Deloitte Touche Tohmatsu Auditores Independentes’ proposal. The issue was the object of a Technical Note previously forwarded to the Board Members. The Executive Board was authorized to take all the necessary steps in order to complete the aforementioned deliberations.”

With the attendance of the undersigned Members of the Board of Directors, constituting a majority: (a.a.) Fernando Antonio Pimentel Melo (Chairman); Pedro Jereissati; Cristina Anne Betts; Alexandre Silva Macedo (alternate);Flavio Eduardo Sznajder; Rafael Andrade da Cunha Pereira; Antonio Adriano Silva; Renato Sobral Pires Chaves; Sérgio Francisco da Silva; Newton Carneiro da Cunha.

Rio de Janeiro, May 05, 2009

Tatiana Pimentel Cavalcante
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 06, 2009

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.